UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GEOPARK LIMITED

(Name of Issuer)

Common Shares, US$0.001 par value per share

(Title of Class of Securities)

G38327105

(CUSIP Number)

January 13, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Manchester Financial Group, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,820,661 Shares
	6	Shared Voting Power 260,000 Shares
	7	Sole Dispositive Power 4,820,661 Shares
	8	Shared Dispositive Power 260,000 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,080,661 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.5% (1)
12	Type of Reporting Person PN

(1)	The percentage is based upon 59,535,614 Common Shares of the Issuer as of December 31, 2015, as reported in the Issuer’s Annual Report on Form 20-F filed April 15, 2016.

1	Names of Reporting Persons Manchester Financial Group, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 5,080,661
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,080,661
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,080,661
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.5% (1)
12	Type of Reporting Person CO

(1)	The percentage is based upon 59,535,614 Common Shares of the Issuer as of December 31, 2015, as reported in the Issuer’s Annual Report on Form 20-F filed April 15, 2016.

1	Names of Reporting Persons Douglas F. Manchester
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 5,080,661 Shares
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 5,080,661 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,080,661 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.5% (1)
12	Type of Reporting Person IN

(1)	The percentage is based upon 59,535,614 Common Shares of the Issuer as of December 31, 2015, as reported in the Issuer’s Annual Report on Form 20-F filed April 15, 2016.

1	Names of Reporting Persons Papa Doug Trust u/t/d January 11, 2010
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 260,000 Shares
	6	Shared Voting Power 4,820,661 Shares
	7	Sole Dispositive Power 260,000 Shares
	8	Shared Dispositive Power 4,820,661 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,080,661 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.5% (1)
12	Type of Reporting Person OO

(1)	The percentage is based upon 59,535,614 Common Shares of the Issuer as of December 31, 2015, as reported in the Issuer’s Annual Report on Form 20-F filed April 15, 2016.

Item 1(a).	Name of Issuer:

GeoPark Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Nuestra Señora de los Ángeles 179

Las Condes

Santiago, Chile

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by:

Manchester Financial Group, L.P.

Manchester Financial Group, Inc.

Douglas F. Manchester

Papa Doug Trust u/t/d January 11, 2010

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

2550 5th Avenue, 9th Floor, San Diego, CA 92103

Item 2(c).	Citizenship:

Manchester Financial Group, L.P.	-	California limited partnership
Manchester Financial Group, Inc.	-	California corporation
Douglas F. Manchester	-	United States
Papa Doug Trust u/t/d January 11, 2010	-	United States

Item 2(d).	Title of Class of Securities:

Not Applicable.

Item 2(e).	CUSIP No.:

G38327105

Item 3.	Not Applicable.

Item 4.	Ownership

Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Manchester Financial Group, L.P.	4,820,661	4,820,661	260,000	4,820,661	260,000	5,080,661	8.5%

Manchester Financial Group, Inc.	0	0	5,080,661	0	5,080,661	5,080,661	8.5%

Douglas F. Manchester	0	0	5,080,661	0	5,080,661	5,080,661	8.5%

Papa Doug Trust u/t/d January 11, 2010	260,000	260,000	4,820,661	260,000	4,820,661	5,080,661	8.5%

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2017

Manchester Financial Group, L.P.

By:	Manchester Financial Group, Inc.
Its:	General Partner

By:	/s/ Ryan Kiesel
Ryan Kiesel, CFO

Manchester Financial Group, Inc.

By:	/s/ Ryan Kiesel
Ryan Kiesel, CFO

/s/ Douglas F. Manchester
Douglas F. Manchester

Papa Doug Trust u/t/d January 11, 2010

/s/ Douglas F. Manchester
Douglas F. Manchester, Trustee

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Manchester Financial Group, L.P., Manchester Financial Group, Inc., Douglas F. Manchester and Papa Doug Trust u/t/d January 11, 2010.